AB
3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


15047563

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
WASH. DC


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| SEC FILE NUMBER |
|---|
| 8- 12911 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Investor Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Burritts Landing
(No. and Street)

| Westport | Connecticut | 06880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Winston Allen 203-227-4897
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkow, Schechter & Company LLP
(Name – *if individual, state last, first, middle name*)

| 350 Bedford Street | Stamford | Connecticut | 06901 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/9/15

## OATH OR AFFIRMATION

I, Winston Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Investor Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CREATIVE INVESTOR SERVICES, INC.

## FINANCIAL STATEMENTS
## AND SUPPLEMENTAL INFORMATION

## FOR THE YEAR ENDED DECEMBER 31, 2014

CREATIVE INVESTOR SERVICES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2014

## CONTENTS



Berkow,
Schechter
& Company LLP

*Certified Public Accountants*

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

# INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

We have audited the accompanying statement of financial condition of Creative Investor Services, Inc. (the "Company") as of December 31, 2014 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with auditing standards established by the Public Company Accounting Oversight Board (the "PCAOB"). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Investor Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule, Computation Of Net Capital Under Rule 15c3-1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Berkow, Schechter & Company LLP

February 23, 2015

# CREATIVE INVESTOR SERVICES, INC.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

| ASSETS | | |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ | 7,738 |
| Mutual fund investment | | 3,734 |
| Total Current Assets | | 11,472 |
| Fixtures and Equipment | | 18,132 |
| Accumulated depreciation | | (18,132) |
| | | - |
| TOTAL ASSETS | $ | 11,472 |

| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
|---|---|---|
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ | - |
| Total Current Liabilities | | - |
| Stockholder's Equity: | | |
| Common stock, no par value, 1,000 shares authorized, 10 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 14,154 |
| Accumulated deficiency | | (3,682) |
| Total Stockholder's Equity | | 11,472 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 11,472 |

See notes to financial statements

# CREATIVE INVESTOR SERVICES, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| REVENUES: | |
| Commissions | $ 1,643 |
| Investment income | 426 |
| Other income | 250 |
| Total Revenues | 2,319 |
| EXPENSES: | |
| Professional fees | 2,350 |
| Miscellaneous | 44 |
| Regulatory fees | 172 |
| Total Expenses | 2,566 |
| NET LOSS | $ (247) |

See notes to financial statements

CREATIVE INVESTOR SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

| | Common Stock | Additional Paid-in Capital | Accumulated Deficiency | Total |
|---|---|---|---|---|
| Stockholder's equity, beginning of year | $ 1,000 | $ 12,154 | $ (3,435) | $ 9,719 |
| Net loss | - | - | (247) | (247) |
| Capital contributions | - | 2,000 | | 2,000 |
| Stockholder's equity, end of year | $ 1,000 | $ 14,154 | $ (3,682) | $ 11,472 |

See notes to financial statements

# CREATIVE INVESTOR SERVICES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2014

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net loss | $ (247) |
| Unrealized gain on investments | (233) |
| Decrease in accounts receivable | 44 |
| Net Cash Used By Operating Activities | (436) |
| Cash Flows From Investing Activities: | |
| Purchase of mutual fund investment | (3,500) |
| Net Cash Used By Investing Activities | (3,500) |
| Cash Flows From Financing Activities: | |
| Capital contributions | 2,000 |
| Net Cash Provided By Financing Activities | 2,000 |
| Net Decrease In Cash | (1,936) |
| Cash and cash equivalents - Beginning of year | 9,674 |
| Cash and cash equivalents - End of year | $ 7,738 |

| | |
|---|---|
| Supplemental disclosure of cash flow information: | |
| Cash paid during the year for: | |
| Income taxes | $ - |
| Interest | - |

See notes to financial statements

## NOTE 1 - NATURE OF OPERATIONS

Creative Investor Services, Inc. (the "Company") is a registered broker/dealer engaged in providing investment services to individual investors.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

### Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

### Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

## NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined).

The following is a summary of the Company's net capital position at December 31, 2014.

| | |
|---|---|
| Net capital | $10,912 |
| Excess of net capital over requirements | $5,912 |
| Aggregate indebtedness to net capital. | .00-1.00 |

## NOTE 4 - "S" CORPORATION ELECTION

The Company has elected to be taxed under sub-chapter "S" rules of the Internal Revenue Code. Accordingly, the stockholder is responsible for taxes on corporate income.

## NOTE 5 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 23, 2015, the date the financial statements were available to be issued. No events have occurred subsequent to the balance sheet date through February 23, 2015 that would require adjustment or disclosure in the financial statements.

# CREATIVE INVESTOR SERVICES, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## DECEMBER 31, 2014

| | |
|---|---|
| Stockholder's equity | $ 11,472 |
| Deductions, haircut on investment | (560) |
| Net capital | 10,912 |
| Minimum net capital required | 5,000 |
| Excess of Net Capital Over Minimum Requirements | $ 5,912 |
| Aggregate Indebtedness | $ - |

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2014):

| | |
|---|---|
| Net Capital, as reported in Company's Part IIA (unaudited) FOCUS Report | $ 11,492 |
| Additional operating expenses | (19) |
| Deduction of haircut on investment | (560) |
| Rounding | (1) |
| Net Capital Per Above | $ 10,912 |

See notes to financial statements

CREATIVE INVESTOR SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2014

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.



Berkow,
Schechter
& Company LLP

*Certified Public Accountants*

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

## INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

In planning and performing our audit of the financial statements of Creative Investor Services, Inc. (the "Company") for the year ended December 31, 2014, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Creative Investor Services, Inc. that we considered relevant to the objectives stated in rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Creative Investor Services, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives. In addition, the Company was in compliance with the exemption provisions of rule 15c3-3 at December 31, 2014 and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2014.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on rule 17a5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.



Berkow, Schechter & Company LLP

February 23, 2015

# CREATIVE INVESTOR SERVICES, INC.
# SEC RULE 15c3-3 EXEMPTION REPORT
# DECEMBER 31, 2014

Creative Investor Services, Inc. has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and has met the conditions of this exemption provision, without exception, throughout the year ended December 31, 2014.



Berkow,
Schechter
& Company LLP

*Certified Public Accountants*

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

## INDEPENDENT REGISTERED PUBLIC ACCOUNANT'S REPORT

To the Stockholder
Creative Investor Services, Inc.
Westport, CT 06880

We have reviewed management's statements included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Creative Investor Services, Inc. (the "Company") identified the following provision of 17 C.F.R § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R § 240.15c3-3: paragraph (k)(2)(i) (the "Exemption Provision") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (the "PCAOB") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the Exemption Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkow, Schechter & Company LLP

February 23, 2015